As filed with the U.S. Securities and Exchange Commission on June 17, 2019

Registration No.333-168228

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

Semiconductor Manufacturing International Corporation

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 590-9070

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five ordinary shares of Semiconductor Manufacturing International Corporation	n/a	n/a	n/a	n/a

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Second Amended and Restated Deposit Agreement (the "Deposit Agreement") filed as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Reverse of American Depositary Receipt - Paragraph (12)

	(iii)	Collection and distribution of dividends	Face of American Depositary Receipt - Paragraphs (4), (5) and (7); Reverse of American Depositary Receipt - Paragraph (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Face of American Depositary Receipt - Paragraphs (3) and (8); Reverse of American Depositary Receipt - Paragraph (12)

	(v)	Sale or exercise of rights	Face of American Depositary Receipt - Paragraphs (4) and (5); Reverse of American Depositary Receipt - Paragraph (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of American Depositary Receipt - Paragraphs (4) and (5); Reverse of American Depositary Receipt – Paragraphs (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse of American Depositary Receipt - Paragraphs (16) and (17)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Face of American Depositary Receipt - Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of American Depositary Receipt - Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Reverse of American Depositary Receipt - Paragraph (14)

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(3)	Fees and Charges	Face of American Depositary Receipt - Paragraph (7)

Item 2. AVAILABLE INFORMATION	Face of American Depositary Receipt -Paragraph (8)

(b) Semiconductor Manufacturing International Corporation (the “Company”) notifies that has been subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed with the U.S. Securities and Exchange Commission (“SEC”), and submitted to the SEC, certain reports that can be retrieved from the SEC’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, (ii) the Company has filed a Form 15F (“Form 15F”) with the SEC, which has suspended the Company’s duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act, (iii) upon the effectiveness of Form 15F, the Company’s duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b), (iv) in order to satisfy the conditions of Rule 12g3-2(b) the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e), (v) the Company has specified in Form 15F the internet website (https://www.smics.com/en) on which it intends to publish such information, (vi) the information so published by the Company cannot be retrieved from the SEC’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the SEC, and (vii) if the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the SEC, and submit to the SEC, certain reports that can be retrieved from the SEC’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the SEC. The Depositary does not assume any duty to determine if the Company is complying with the current requirements of the Rule 12g3-2(b) exemption or to take any action if the Company is not complying with those requirements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of , 2019 among Semiconductor Manufacturing International Corporation, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 17, 2019.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Lisa M. Hayes
Name:	Lisa M. Hayes
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Semiconductor Manufacturing International Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on June 17, 2019.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

By:	/s/ Gao Yonggang
Name:	Dr. Gao Yonggang
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Dr. Zhao Haijun, Dr. Liang Mong Song and Dr. Gao Yonggang, jointly and severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of June 17, 2019.

Signatures	Title

/s/ Zhou Zixue	Chairman of the Board and Executive Director
Zhou Zixue

/s/ Zhao Haijun	Co-Chief Executive Officer and Executive Director
Dr. Zhao Haijun

/s/ Laing Mong Song	Co-Chief Executive Officer and Executive Director
Dr. Liang Mong Song

/s/ Gao Yonggang	Chief Financial Officer and Executive Director
Dr. Gao Yonggang

Non-Executive Director
Chen Shanzhi

Non-Executive Director
Zhou Jie

Non-Executive Director
Ren Kai

Non-Executive Director
Lu Jun

/s/ Tong Guohua	Non-Executive Director
Dr. Tong Guohua

/s/ William Tudor Brown	Independent Non-Executive Director
William Tudor Brown

Independent Non-Executive Director
Dr. Chiang Shang-Yi

Independent Non-Executive Director
Dr. Cong Jingsheng Jason

/s/ Lau Lawrence Juen-Yee	Independent Non-Executive Director
Professor Lau Lawrence Juen-Yee

/s/ Fan Ren Da Anthony	Independent Non-Executive Director
Fan Ren Da Anthony

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Semiconductor Manufacturing International Corporation, has signed this Post-Effective Amendment to Registration Statement on Form F-6 on June 17, 2019.

SMIC AMERICAS

By:	/s/ Claire Liu
Name:	Claire Liu
Title:	Authorized Representative

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Second Amended and Restated Deposit Agreement

(e)	Rule 466 Certification